Mail Stop 4561

December 17, 2007

VIA USMAIL and FAX (816) 472 - 5794

Mr. Mark A. Peterson
Vice President and Chief Financial Officer
Entertainment Properties Trust
30 W. Pershing Road, Suite 201
Kansas City, Missouri 64108

  Re: **Entertainment Properties Trust**
     Form 10-K for the year ended 12/31/2006
     Filed 2/28/2007
     File Nos. 001-13561

Dear Mr. Mark A. Peterson:

   We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Structure and Coverage Ratios, pages 38 – 40

1.   We note you have presented net cash provided by operating activities within your presentation of Non-GAAP liquidity ratios.   Tell us and clarify in future filings, what consideration was given to also presenting net cash provided by investing and financing activities.   Reference is made to Question 12 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Concentrations of Risk, pages 57 – 58

2.   We note American Multi-Cinema, Inc. (AMC) is the lessee of a substantial portion of your megaplex theatre rental properties and that AMC's parent has publicly held debt and therefore its consolidated financial information is publicly available.   Tell us and clarify in future filings what consideration was given to also providing summarized financial information for AMC in your footnote disclosures.

Certifications

3.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include replacing the word "report" with "annual report" and not identifying the certifying individual in the first line.   Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant